UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number 000-21571

(Check One): |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q
             |_| Form 10-D |_| Form N-SAR  |_| Form N-CSR

        For Period Ended:         December 31, 2009
                          ----------------------------------

        |_|   Transition Report on Form 10-K

        |_|   Transition Report on Form 20-F

        |_|   Transition Report on Form 11-K

        |_|   Transition Report on Form 10-Q

        |_|   Transition Report on Form N-SAR

        For the transition period ended:________________________________________

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________

________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

SES Solar Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

129, Route de Saint-Julien
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Address of Principal Executive Office (Street and Number)

1228 Plan-les-Outes, Geneva, Switzerland
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City, State and Zip Code

                                     PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      | (a)   The reason described in reasonable detail in Part III of this
      |       form could not be eliminated without unreasonable effort or
      |       expense;
      |
      | (b)   The subject annual report, semi-annual report, transition report
      |       on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
|X|   |       portion thereof, will be filed on or before the fifteenth
      |       calendar day following the prescribed due date; or the subject
      |       quarterly report or transition report on Form 10-Q or subject
      |       distribution report on Form 10-D, or portion thereof, will be
      |       filed on or before the fifth calendar day following the
      |       prescribed due date; and
      |
      | (c)   The accountant's statement or other exhibit required by Rule
      |       12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

      SES Solar Inc. (the "Company") was not in a position to file its Annual Report on Form 10-K for the Company's fiscal year ended December 31, 2009 (the "Form 10-K") with the U.S. Securities and Exchange Commission due to the inability of the Company and its financial consultants to finalize certain accounting entries and related disclosure items by March 31, 2010. Accordingly, the Company is unable to file the Form 10-K on March 31, 2010.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      Sandrine Crisafulli             41                   22-884-1484
----------------------------   -----------------   ----------------------------
            (Name)               (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons set forth above, the Company requires additional time to complete its audited financial statements for the period ended December 31, 2009. Although such results have not been fully determined at this time, based on its most recent preliminary audited financial data, the Company expects a significant change in its results of operations for the fiscal year ended December 31, 2009 compared to the same period in 2008. The following table provides preliminary summary financial data for the fiscal year ended
December 31, 2009 and comparative data for the corresponding period in 2008.

Selected Financial Data

Balance Sheet

                                                                      December 31,
---------------------------------------------------------------------------------------------
                                                                  2009             2008
---------------------------------------------------------------------------------------------
                                                                           ($)
Total current assets                                             1,177,245         2,958,153
Total long-term assets                                          19,091,047        13,999,944
Total current liabilities                                       17,237,306        11,881,948
Total long-term liabilities                                      1,080,966         1,800,802
                                                               -----------       -----------
Total liabilities and stockholders' equity                      20,268,292        16,958,097
                                                               -----------       -----------

Statement of Operations

                                                                   Year ended December 31,
---------------------------------------------------------------------------------------------
                                                                   2009              2008
---------------------------------------------------------------------------------------------
                                                                              ($)
Total revenues                                                   1,336,188            33,416
Total cost of goods sold (exclusive of depreciation shown
separately below)                                                 (907,664)           (5,417)
Depreciation and amortization                                       66,208            75,516
General and administrative expenses                              1,621,987         1,922,075
Interest expense                                                   (40,275)         (155,133)
Interest Income and other                                                0            45,838
Foreign exchange gain                                               84,789           272,577
Total other income (expense)                                        44,514           163,282
Taxes                                                                   --                --
Income (loss) from continuing operations                        (1,215,157)       (1,806,310)
Income (loss) from discontinued operations                               0         1,331,856
Net (loss)/profit                                               (1,215,157)         (474,454)
Other comprehensive income/loss: translation adjustment            (86,613)         (207,558)
Comprehensive loss                                              (1,301,770)         (682,012)

As indicated above, the Company's preliminary results of operations reflect a net loss for the fiscal year ended December 31, 2009 of $1.2 million compared to a net loss of $474,454 for the fiscal year ended December 31, 2008. The increase in net loss during the year ended December 31, 2009 compared to 2008 is due largely to the fact that the Company generated income from discontinued operations of $1.3 million during 2008, which included a gain of $1.2 million from the sale of the Company's Solar Plant in June 2008, compared to income of $0 for the year ended December 31, 2009 from this discontinued activity, as well as by an increase in personnel cost to develop the activities of the Company's subsidiaries ($81,720), a decrease of $187,788 in foreign exchange gain due to the decrease of the US dollar exchange rate against the Swiss franc and a reduction in interest income of $45,838 due to decreased time deposits, partially offset by a reduction in interest expense of $114,858.

                                * * * * * * * * *

                                 SES Solar Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   March 31, 2010

SES Solar Inc.

By:   /s/ Sandrine Crisafulli
      -----------------------
      Sandrine Crisafulli
      Chief Financial Officer and Chief Operating Officer